CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2025 AND 2024
MARCH 4, 2026

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2025	Dec 31 2024
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$673	$131
Accounts receivable		3,999	4,126
Inventory		2,621	2,793
Prepaids and other		301	279
Current portion of other long-term assets	6	70	76
		7,664	7,405
Exploration and evaluation assets	3	2,651	2,526
Property, plant and equipment	4	77,645	73,414
Lease assets	5	3,001	1,394
Other long-term assets	6	869	620
		$91,830	$85,359
LIABILITIES
Current liabilities
Accounts payable		$1,105	$1,079
Accrued liabilities		4,255	4,525
Current income taxes payable		597	92
Current portion of long-term debt	7	441	2,400
Current portion of other long-term liabilities	8	1,665	1,535
		8,063	9,631
Long-term debt	7	16,176	16,419
Other long-term liabilities	8	11,936	9,302
Deferred income taxes		11,289	10,539
		47,464	45,891
SHAREHOLDERS' EQUITY
Share capital	10	11,421	11,064
Retained earnings		32,726	28,103
Accumulated other comprehensive income	11	219	301
		44,366	39,468
		$91,830	$85,359
Commitments and contingencies (note 15)

Approved by the Board of Directors on March 4, 2026.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2025

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended		Year Ended
	Note	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Product sales	16	$10,710	$11,064	$44,167	$41,509
Less: royalties		(1,101)	(1,596)	(5,405)	(5,853)
Revenue		9,609	9,468	38,762	35,656
Expenses
Production		2,404	2,008	9,155	8,093
Blending and feedstock		1,856	2,091	8,071	7,931
Transportation		670	609	2,751	2,053
Depletion, depreciation and amortization (1)	3,4,5	2,538	1,901	9,384	6,681
Administration		160	127	615	503
Share-based compensation	8	83	44	180	279
Asset retirement obligation accretion	8	104	98	380	389
Interest and other financing expense		245	142	834	592
Risk management (gain) loss	14	(104)	142	(18)	177
Foreign exchange (gain) loss		(206)	720	(762)	955
Gain on acquisitions, disposition, and remeasurement	4	(4,989)	—	(5,069)	—
Gain from investment		—	—	—	(56)
		2,761	7,882	25,521	27,597
Earnings before taxes		6,848	1,586	13,241	8,059
Current income tax expense	9	543	221	1,911	1,531
Deferred income tax expense	9	1,002	227	510	422
Net earnings		$5,303	$1,138	$10,820	$6,106
Net earnings per common share
Basic	13	$2.55	$0.54	$5.17	$2.87
Diluted	13	$2.54	$0.54	$5.16	$2.85
(1)Depletion, depreciation and amortization expense for the year ended December 31, 2025 includes a $1,462 million non-cash recoverability charge for revisions to abandonment and decommissioning costs in the North Sea, a $269 million non-cash recoverability charge related to the decision to not pursue an extension of the Company's Production Sharing Contract ("PSC") for the Espoir field in Offshore Africa, and a $46 million non-cash derecognition of exploration and evaluation assets related to the decision to not pursue development of Kossipo in Offshore Africa (notes 3 and 4).

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Net earnings	$5,303	$1,138	$10,820	$6,106
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $1 million (2024 – $nil) – three months ended; $2 million (2024 – $nil) – year ended	3	1	18	2
Reclassification to net earnings, net of taxes of $nil (2024 – $nil) – three months ended; $2 million (2024 – $nil) – year ended	(6)	(1)	(22)	(4)
	(3)	—	(4)	(2)
Foreign currency translation adjustment
Translation of net investment	(13)	101	(78)	131
Other comprehensive (loss) income, net of taxes	(16)	101	(82)	129
Comprehensive income	$5,287	$1,239	$10,738	$6,235
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2025	Dec 31 2024
Share capital	10
Balance – beginning of year		$11,064	$10,712
Issued upon exercise of stock options		264	280
Previously recognized liability on stock options exercised for common shares		273	358
Purchase of common shares under Normal Course Issuer Bid		(180)	(286)
Balance – end of year		11,421	11,064
Retained earnings
Balance – beginning of year		28,103	28,948
Net earnings		10,820	6,106
Dividends on common shares	10	(4,910)	(4,537)
Purchase of common shares under Normal Course Issuer Bid, including tax	10	(1,287)	(2,414)
Balance – end of year		32,726	28,103
Accumulated other comprehensive income	11
Balance – beginning of year		301	172
Other comprehensive (loss) income, net of taxes		(82)	129
Balance – end of year		219	301
Shareholders' equity		$44,366	$39,468

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Operating activities
Net earnings		$5,303	$1,138	$10,820	$6,106
Non-cash items
Depletion, depreciation and amortization	3,4,5	2,538	1,901	9,384	6,681
Share-based compensation		83	44	180	279
Asset retirement obligation accretion		104	98	380	389
Unrealized risk management (gain) loss	14	(77)	(4)	71	9
Unrealized foreign exchange (gain) loss		(193)	782	(870)	888
Gain on acquisitions, disposition, and remeasurement	4	(4,989)	—	(5,069)	—
Gain from investment		—	—	—	(50)
Deferred income tax expense		1,002	227	510	422
Realized foreign exchange on financing activities (1)		(23)	—	54	135
Abandonment expenditures	8	(201)	(151)	(771)	(646)
Other		87	(40)	(255)	(84)
Net change in non-cash working capital		134	(563)	672	(743)
Cash flows from operating activities		3,768	3,432	15,106	13,386
Financing activities
(Repayment) issuance of bank credit facilities and commercial paper, net	7	(2,087)	5,466	(1,395)	5,466
Issuance of other long-term debt	7	1,634	2,639	1,634	2,639
Repayment of other long-term debt	7	—	—	(1,699)	(1,008)
Payment of lease liabilities	5	(108)	(84)	(361)	(325)
Issuance of common shares on exercise of stock options	10	73	32	264	280
Dividends on common shares		(1,226)	(1,110)	(4,871)	(4,429)
Purchase of common shares under Normal Course Issuer Bid	10	(294)	(551)	(1,449)	(2,660)
Cash flows (used in) from financing activities		(2,008)	6,392	(7,877)	(37)
Investing activities
Net proceeds (expenditures) on exploration and evaluation assets	3,16	5	(19)	(115)	(92)
Net expenditures on property, plant and equipment	4,16	(1,454)	(1,281)	(6,676)	(5,291)
Cash from AOSP asset swap	4	212	—	212	—
Acquisition of Chevron's assets	4,16	—	(9,163)	—	(9,163)
Net proceeds from investment		—	—	—	575
Net change in non-cash working capital		37	49	(108)	(124)
Cash flows used in investing activities		(1,200)	(10,414)	(6,687)	(14,095)
Increase (decrease) in cash and cash equivalents		560	(590)	542	(746)
Cash and cash equivalents – beginning of period		113	721	131	877
Cash and cash equivalents – end of period		$673	$131	$673	$131
Interest paid on long-term debt		$238	$105	$978	$586
Income taxes paid, net		$525	$187	$1,722	$1,144
(1)Realized foreign exchange on financing activities primarily relates to the repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the "IFRS Accounting Standards"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2024. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024.
During the first quarter of 2025, the Company revised its presentation of transportation expense and blending and feedstock costs, showing the expenses on a disaggregated basis in the consolidated statements of earnings. Previously, the Company aggregated transportation, blending and feedstock costs. The revision provides users with more information to evaluate the Company's performance. The consolidated financial statements and related notes have been updated for all periods presented.
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative (note 14). Embedded derivatives are derivatives that are included in a non-derivative host contract. Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not closely related to the host contract, except when the host contract is an asset.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues, and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements, including uncertainties around US imposed tariffs. While these actions have contributed to market volatility, including commodity price and foreign exchange volatility, these tariffs have not had a material impact on the Company's results for the year ended December 31, 2025. The duration of these trade actions remains uncertain, and broader changes to US economic policy may impact the estimates, assumptions, and judgements used in the preparation of the interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
2. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the classification of certain financial assets, and add disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments are effective January 1, 2026, and are required to be adopted retrospectively with early adoption permitted. The Company will adopt the amendments retrospectively without restating comparative information, as the impact of applying these amendments is not expected to be material to the consolidated financial statements.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2025

3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$2,408	$—	$48	$70	$2,526
Additions/Acquisitions, net (1)	207	—	—	1	208
Transfers to property, plant and equipment	(21)	—	—	(14)	(35)
Derecognitions and other (2)	—	—	(46)	—	(46)
Foreign exchange adjustments	—	—	(2)	—	(2)
At December 31, 2025	$2,594	$—	$—	$57	$2,651
(1)Refer to note 4 for further details on acquisitions completed during the year.
(2)In connection with the Company's decision in the fourth quarter of 2025 to not pursue development of Kossipo in Offshore Africa, the Company derecognized $46 million of exploration and evaluation assets through depletion, depreciation and amortization expense.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2025

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165
Additions/Acquisitions, net	4,631	12	467	1,844	8	92	7,054
Transfers from exploration and evaluation assets	21	—	—	14	—	—	35
Change in asset retirement obligation estimates	(184)	1,211	80	(3)	—	—	1,104
Derecognitions (1)	(536)	(1,207)	—	(814)	—	—	(2,557)
AOSP mines acquisition (100%) (2)	—	—	—	15,488	—	—	15,488
AOSP mines disposition (90%) (2)	—	—	—	(12,087)	—	—	(12,087)
Scotford and Quest disposition (10%) (2)	—	—	—	(1,217)	—	—	(1,217)
Foreign exchange adjustments and other	—	(477)	(254)	—	—	—	(731)
At December 31, 2025	$92,896	$9,270	$5,316	$60,570	$503	$699	$169,254
Accumulated depletion and depreciation
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751
Expense	4,470	92	97	2,538	17	31	7,245
Derecognitions (1)	(536)	(1,207)	—	(814)	—	—	(2,557)
AOSP mines disposition (90%) (2)	—	—	—	(2,656)	—	—	(2,656)
Scotford and Quest disposition (10%) (2)	—	—	—	(206)	—	—	(206)
Recoverability charges	—	1,462	269	—	—	—	1,731
Foreign exchange adjustments and other	(4)	(469)	(216)	(10)	—	—	(699)
At December 31, 2025	$65,940	$9,270	$4,035	$11,617	$246	$501	$91,609
Net book value
At December 31, 2025	$26,956	$—	$1,281	$48,953	$257	$198	$77,645
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use.
(2)Components of the AOSP asset swap are discussed below.
AOSP Asset Swap Transaction
On November 1, 2025, pursuant to a 2017 agreement with Shell Canada Limited and affiliates ("Shell") and following the satisfaction of certain conditions, the Company completed the AOSP asset swap with Shell. As a result of the transaction, the Company acquired from Shell, the remaining 10% interest in the AOSP mines, associated reserves, and additional working interests in a number of other non-producing oil sands leases, and in exchange to Shell, a 10% non-operated working interest in the Scotford Upgrader ("Scotford") and Quest Carbon Capture and Storage ("Quest") facilities. As a result, the Company owns and operates 100% of the AOSP mines and retains an 80% non-operated working interest in Scotford and Quest. The transaction had an effective date of March 1, 2025.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2025

The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities exchanged as at the acquisition date. As a result of obtaining control of the AOSP mines, the transaction was accounted for as a business combination achieved in stages using the acquisition method of accounting. In accordance with IFRS Accounting Standards, at the acquisition date, the Company was deemed to have disposed of its pre-existing interest in the AOSP mines and re-acquired them at fair value, with any gains on remeasurement recognized in net earnings. As a result of the disposition of a 10% non-operated working interest in Scotford and Quest, the Company remeasured the 10% working interest to fair value at the acquisition date, with a gain on disposition recognized in net earnings.
a) Net Assets Acquired and Consideration Exchanged
The following provides a summary of 100% of the identifiable net assets acquired, and the fair value of the consideration exchanged:

($ millions)	Net assets acquired	Purchase consideration/previously held interests	Net

Fair value of the Company's interests in the AOSP mines (1) (2)	$15,488	$(13,939)	$1,549
Asset retirement obligation	(685)	616	(69)
Fair value, net of asset retirement obligation	14,803	(13,323)	1,480

Fair value of a 10% interest in Scotford and Quest (2)	—	(1,475)	(1,475)
Cash	153	59	212
Other working capital	8	60	68
Lease assets	1,510	—	1,510
Lease liabilities	(1,510)	—	(1,510)
Deferred income tax liability	(268)	—	(268)
	$14,696	$(14,679)	$17

Non-cash gain on disposition of a 10% interest in Scotford and Quest			464
Non-cash gain on remeasurement of the Company's 90%, pre-existing interest in the AOSP mines			4,508
Gain on acquisition, disposition, and remeasurement			$4,989
(1)Net assets acquired represent a 100% interest in the AOSP mines, and purchase consideration and previously held interests represent a 90% interest in the AOSP mines.
(2)The Company determined the fair value of the AOSP mines, Scotford and Quest, using an estimate of future cash flows discounted at approximately 18% with reference to comparable market transactions.
b) Gain on Acquisition, Disposition, and Remeasurement
The Company recognized a $4,989 million gain related to the transaction, comprised of a $17 million gain on acquisition representing the excess of the fair value of the net assets acquired compared to the total purchase consideration and previously held interests, a non-cash gain on remeasurement of $4,508 million ($3,471 million after-tax) related to the remeasurement of the previously held interest in the AOSP mines to fair value, and a non-cash gain on disposition of $464 million ($357 million after-tax) related to the disposition of the 10% interest in Scotford and Quest.
The fair value of the Company's interest in the AOSP mines, and non-operated interest in Scotford and Quest was determined in accordance with IFRS Accounting Standards, using an estimate of future cash flows discounted at approximately 18%, with reference to comparable market transactions, including the Company's acquisition of Chevron's assets in December 2024. The valuation incorporated asset-specific assumptions and required the use of level 3 fair value inputs. Key assumptions used in the valuation included the discount rate, estimated future prices, expected future rates of production, quantity of reserves, production expense, capital expenditures, and allocation of fair value between the AOSP mines, Scotford and Quest.
The Company determined that the acquisition date fair value of the previously held interest in the AOSP mines, net of asset retirement obligations, was $13,323 million and utilized this estimate in its measurement of the purchase price consideration. The carrying value of the AOSP mines prior to the gain on remeasurement recorded in the transaction was $8,815 million, net of asset retirement obligations. The Company also determined that the acquisition date fair value of the

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2025

previously held 10% interest in Scotford and Quest was $1,475 million and the associated carrying value prior to the gain on disposition recorded in the transaction was $1,011 million, both net of asset retirement obligations.
In accordance with IFRS Accounting Standards, no value was attributed to potential entity-specific operational synergies. Additionally, the Company has not assigned reserves or attributed any fair value to the additional working interests in non-producing oil sands leases acquired.
c) Actual and Pro Forma Results for AOSP Asset Swap Transaction
As a result of the AOSP asset swap, in the fourth quarter of 2025, revenue increased by approximately $143 million and net operating income (comprised of revenue less production, blending and feedstock, and transportation expense) increased by approximately $46 million. Including the impact of interest expense and depletion, depreciation and amortization from operations, earnings before tax increased as a result of the AOSP asset swap by approximately $19 million for the fourth quarter of 2025. Depletion, depreciation and amortization also increased by an additional $24 million for the fourth quarter of 2025 as a result of the gain on remeasurement of its 90% previously held interest in the AOSP mines.
If the AOSP asset swap had been completed on January 1, 2025, the Company estimates that pro forma revenue would have increased by approximately $804 million and pro forma net operating income (comprised of revenue less production, blending and feedstock, and transportation expense) would have increased by approximately $115 million for the year ended December 31, 2025. Including the impact of depletion, depreciation and amortization from operations, the Company estimates pro forma earnings before taxes would have increased by approximately $97 million for the year ended December 31, 2025. Pro forma depletion, depreciation and amortization would have also increased by an additional $145 million in 2025 as a result of the gain on remeasurement of its 90% previously held interest in the AOSP mines. If the Company had accounted for the Corridor pipeline as a lease as of January 1, 2025, pro forma transportation expense would have decreased by $154 million, and pro forma interest expense and depletion, depreciation and amortization would have increased by $136 million.
Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2025, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
North America Exploration and Production Acquisitions in 2025
During the year ended December 31, 2025, the Company acquired a number of producing and non-producing crude oil and NGLs, and natural gas assets in the North America Exploration and Production segment. These transactions were accounted for using the business combination method of accounting and are summarized below.
a) Grande Prairie NGLs and Natural Gas Acquisition
During the third quarter of 2025, the Company acquired certain producing and non-producing NGLs and natural gas assets in the Grande Prairie area in the North America Exploration and Production segment for cash consideration of $752 million, subject to final closing adjustments. Net assets acquired include exploration and evaluation assets of $36 million, property, plant and equipment of $733 million, and other assets of $3 million. The Company also assumed associated asset retirement obligations of $20 million. No net deferred tax liabilities were recognized on this transaction.
b) Palliser Block Crude Oil and NGLs, and Natural Gas Acquisition
During the second quarter of 2025, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets in the Palliser Block in the North America Exploration and Production segment, including exploration and evaluation assets of $119 million, property, plant and equipment of $457 million, net working capital of $76 million, deferred income tax assets of $80 million, and assumed asset retirement obligations of $350 million. Total cash consideration was approximately $302 million and is subject to final closing adjustments. The Company recognized a gain on acquisition of $80 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration.
c) Actual and Pro Forma Results for Grande Prairie and Palliser Block Acquisitions
As a result of the Grande Prairie acquisition, revenue increased by approximately $166 million and net operating income (comprised of revenue less production and transportation expense) increased by approximately $89 million for the period subsequent to the acquisition. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $28 million for the period subsequent to the acquisition.
As a result of the Palliser Block acquisition, revenue increased by approximately $279 million and net operating income (comprised of revenue less production and transportation expense) increased by approximately $147 million for the period subsequent to the acquisition. Including the impact of depletion, depreciation and amortization, earnings before tax increased by approximately $61 million for the period subsequent to the acquisition.

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2025

If the Grande Prairie and Palliser Block acquisitions had been completed on January 1, 2025, the Company estimates that pro forma revenue would have increased by approximately $961 million and pro forma net operating income (comprised of revenue less production and transportation expense) would have increased by approximately $520 million for the year ended December 31, 2025. Including the impact of depletion, depreciation and amortization, the Company estimates pro forma earnings before taxes would have increased by approximately $241 million for the year ended December 31, 2025.
Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisitions actually occurred on January 1, 2025, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition dates.
d) Other Acquisitions
For the year ended December 31, 2025, the Company also acquired a number of other producing and non-producing crude oil and NGLs, and natural gas assets in the North America Exploration and Production segment comprised of exploration and evaluation assets of $17 million, property, plant and equipment of $160 million, and assumed asset retirement and other obligations of $51 million for total cash consideration of $126 million.
In February 2026, subsequent to year end, the Company acquired certain producing and non-producing crude oil and NGLs, and natural gas assets in the Peace River area in the North America Exploration and Production segment for cash consideration of approximately $765 million, subject to final closing adjustments. Net assets acquired primarily include exploration and evaluation assets and property, plant and equipment. The Company also assumed associated asset retirement obligations.
International Matters
a) North Sea
The Company is advancing abandonment and decommissioning activities in the North Sea. Following a 2025 competitive tender for the Ninian South Platform, estimated abandonment costs were higher than originally budgeted. Accordingly, the Company updated its abandonment and decommissioning cost estimates for the Ninian Central and South Platforms and T‑Block (Tiffany, Toni and Thelma fields). Additionally, based on current and forecasted economic conditions, including commodity prices and market egress, the Company determined that the T‑Block assets were no longer economically viable. As a result, at September 30, 2025, the Company recognized a non‑cash charge of $695 million, comprised of a $734 million recoverability charge recognized in depletion, depreciation and amortization expense related to Ninian abandonment costs, and a $524 million recoverability charge recognized in depletion, depreciation and amortization expense related to T‑Block, net of deferred tax recoveries of $359 million and $204 million, respectively.
During the fourth quarter of 2025, the Company decided to accelerate cessation of production for T‑Block to the first quarter of 2027 and de‑book associated crude oil reserves. This resulted in an additional non‑cash charge of $141 million, primarily reflecting revised timing of the abandonment activities and updates to cost estimates, and comprised of a recoverability charge recognized in depletion, depreciation and amortization expense of $204 million, net of deferred tax recoveries of $63 million. Estimates of asset retirement obligations and related tax recoveries remain subject to revision as abandonment activities progress. Recoverability charges are recognized in depletion, depreciation and amortization expense.
b) Offshore Africa
During the fourth quarter of 2025, the Company determined that it would not pursue an extension of its PSC for the Espoir Field, Block CI‑26, in Offshore Africa, and de-booked associated crude oil reserves. The Company is working with the Government of Côte d’Ivoire to facilitate the transition of operatorship in the second half of 2026. As a result, as at December 31, 2025 the Company recognized a non-cash recoverability charge in depletion, depreciation and amortization expense of $269 million.
Other Matters
As at December 31, 2025, the Company determined that there were no indicators of impairment with respect to its property, plant and equipment and exploration and evaluation assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments. Although there were no indicators of impairment in these segments, the Company completed its normal course assessment of the recoverability of its property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash-generating units ("CGUs") to be recoverable. The recoverability of the International CGUs is discussed in 'International Matters' above.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2025

As at December 31, 2025, as a result of development activities and acquisitions undertaken since the establishment of its CGUs upon adoption of IFRS Accounting Standards, the Company reassessed its CGU structure within the North America Exploration and Production and Oil Sands Mining and Upgrading segments. This reassessment concluded that certain CGUs, which were located in adjacent geographic areas, produce similar products, and which were individually immaterial, should be aggregated into a single CGU. The aggregation of these CGUs did not have any impact on the recoverability of these CGU's under either the previous or revised CGU groupings. There were no changes to the Oil Sands Mining and Upgrading CGUs as a result of the AOSP asset swap, other than for the changing of ownership interest described in 'AOSP Asset Swap Transaction' above.
5. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2024	$752	$468	$64	$110	$1,394
Additions (1)	1,554	413	45	43	2,055
Depreciation	(100)	(208)	(30)	(24)	(362)
Derecognitions	(3)	(29)	(29)	—	(61)
Foreign exchange adjustments and other	(4)	(10)	(7)	(4)	(25)
At December 31, 2025	$2,199	$634	$43	$125	$3,001
(1)In the fourth quarter of 2025, in connection with the AOSP asset swap (note 4), the Company became the sole contracted shipper on the Corridor pipeline and recognized $1,510 million of lease assets, with an associated reduction in the Company's product transportation, purchases, and processing commitments (note 15).
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at December 31, 2025 were as follows:

	Dec 31 2025	Dec 31 2024
Lease liabilities	$3,106	$1,464
Less: current portion	373	255
	$2,733	$1,209
Total cash outflows for leases for the three months ended December 31, 2025, including payments related to short-term leases not reported as lease assets, were $350 million (three months ended December 31, 2024 – $346 million; year ended December 31, 2025 – $1,458 million; year ended December 31, 2024 – $1,333 million). Interest expense on leases for the three months ended December 31, 2025 was $27 million (three months ended December 31, 2024 – $16 million; year ended December 31, 2025 – $74 million; year ended December 31, 2024 – $69 million).

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2025

6. OTHER LONG-TERM ASSETS

	Dec 31 2025	Dec 31 2024
Long-term prepayments, contracts and other (1)	$419	$313
Prepaid cost of service tolls	229	166
Long-term inventory	291	204
Risk management (note 14)	—	13
	939	696
Less: current portion	70	76
	$869	$620
(1)Includes physical product sales contracts, interest on Petroleum Revenue Tax ("PRT") and corporate tax recoveries in the North Sea (note 4), and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery processes approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 15). Sales of diesel and other refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 16).
The carrying value of the Company's interest in NWRP is $nil, and as at December 31, 2025, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $496 million (December 31, 2024 – $509 million). For the three months ended December 31, 2025, the Company's unrecognized share of the equity loss was $13 million (year ended December 31, 2025 – recovery of unrecognized equity losses of $13 million; three months ended December 31, 2024 – recovery of unrecognized equity losses of $1 million; year ended December 31, 2024 – recovery of unrecognized equity losses of $46 million).
7. LONG-TERM DEBT

	Dec 31 2025	Dec 31 2024
Canadian dollar denominated debt, unsecured
Medium-term notes	$3,116	$1,466

US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2025 – US$2,860 million; December 31, 2024 – US$3,393 million)	3,922	4,888
Commercial paper (December 31, 2025 – US$nil; December 31, 2024 – US$467 million)	—	672
US dollar debt securities (December 31, 2025 – US$7,050 million; December 31, 2024 – US$8,250 million)	9,669	11,883
	16,707	18,909
Less: original issue discounts, net (1)	14	12
transaction costs (1) (2)	76	78
	16,617	18,819
Less: current portion of commercial paper	—	672
current portion of long-term debt (1) (2)	441	1,728
	$16,176	$16,419
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2025

Bank Credit Facilities and Commercial Paper
As at December 31, 2025, the Company had undrawn bank credit facilities of $5,668 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2028; and
▪a $2,565 million revolving syndicated credit facility, with $140 million maturing June 2027, and $2,425 million maturing June 2029.
During the first quarter of 2025, the Company extended its $500 million revolving credit facility originally maturing February 2026 to June 2027.
During the fourth quarter of 2025, the Company increased its $2,425 million revolving syndicated facility to $2,565 million, and extended $2,425 million originally due June 2027 to June 2029. The remaining $140 million outstanding under this facility will mature in June 2027. Each of the revolving credit facilities are extendible annually at the mutual agreement of the Company and lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2025 was 5.0% (December 31, 2024 – 5.4%), and on total long-term debt outstanding for the year ended December 31, 2025 was 5.0% (December 31, 2024 – 4.9%).
As at December 31, 2025, letters of credit and guarantees aggregating to $840 million were outstanding (December 31, 2024 – $1,542 million).
Medium-Term Notes
During the third quarter of 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the fourth quarter of 2025, the Company issued $550 million of 3.30% medium-term notes due December 2028, $550 million of 3.75% medium-term notes due February 2031, and $550 million of 4.55% medium-term notes due February 2036. After issuing these securities, the Company had $1,350 million remaining on its base shelf prospectus.
US Dollar Debt Securities
During the first quarter of 2025, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
During the third quarter of 2025, the Company repaid US$600 million of 2.05% US dollar debt securities due July 2025.
During the third quarter of 2025, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$4,500 million of debt securities in the United States, which expires in September 2027. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
During the fourth quarter of 2025, the Company filed a prospectus supplement to the base shelf prospectus. Under the base shelf prospectus, the Company completed the exchange of US$747 million of the outstanding restricted 5.00% US dollar debt securities due December 2029 and US$750 million of the outstanding restricted 5.40% US dollar debt securities due December 2034. The exchanged notes were not subject to transfer restrictions and did not impact the Company's level of indebtedness. After the exchange of these securities, the Company had US$3,003 million remaining on its base shelf prospectus.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2025

8. OTHER LONG-TERM LIABILITIES

	Dec 31 2025	Dec 31 2024
Asset retirement obligations	$9,743	$8,607
Lease liabilities (note 5)	3,106	1,464
Share-based compensation	433	620
Transportation and processing contracts	186	58
Risk management (note 14)	65	8
Other	68	80
	13,601	10,837
Less: current portion	1,665	1,535
	$11,936	$9,302
Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.9% (December 31, 2024 – 4.8%) and inflation rates of up to 2% (December 31, 2024 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2025	Dec 31 2024
Balance – beginning of year	$8,607	$7,690
Liabilities incurred	34	28
Liabilities acquired, net	489	171
Liabilities settled	(771)	(646)
Asset retirement obligation accretion	380	389
Revision of cost, inflation, and timing estimates (1)	1,233	417
Change in discount rates	(129)	419
Foreign exchange adjustments	(100)	139
Balance – end of year	9,743	8,607
Less: current portion	956	787
	$8,787	$7,820
(1)Includes normal course revisions of cost, inflation, and timing estimates, as well as revisions to decommissioning timing and costs in the North Sea and Offshore Africa (note 4).
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") Plan. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU Plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2025

The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2025	Dec 31 2024
Balance – beginning of year	$620	$780
Share-based compensation expense	180	279
Cash payment for stock options surrendered and PSUs vested	(94)	(84)
Transferred to common shares	(273)	(358)
Other	—	3
Balance – end of year	433	620
Less: current portion	312	463
	$121	$157
9. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Current corporate income tax – North America (1)	$596	$261	$2,193	$1,654
Current corporate income tax – North Sea	(16)	(11)	(124)	(41)
Current corporate income tax – Offshore Africa	11	35	16	57
Current PRT (2) – North Sea	(51)	(67)	(184)	(134)
Other taxes	3	3	10	(5)
Current income tax	543	221	1,911	1,531
Deferred corporate income tax	1,017	372	887	520
Deferred PRT (2) – North Sea	(15)	(145)	(377)	(98)
Deferred income tax	1,002	227	510	422
Income tax	$1,545	$448	$2,421	$1,953
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
For the year ended December 31, 2025, in connection with the AOSP asset swap, the Company recognized deferred corporate income tax of $1,037 million related to the gain on remeasurement of the previously held interest in the AOSP mines, and deferred corporate income tax of $107 million related to the gain on disposition of the 10% interest in Scotford and Quest. Refer to note 4 for further details on the transaction.
For the year ended December 31, 2025, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $165 million (December 31, 2024 – $50 million) and a deferred PRT recovery of $461 million (December 31, 2024 – $89 million) in connection with the increase in the Company's estimate of future abandonment costs for the planned decommissioning activities at the Ninian field and T‑Block in the North Sea (note 4).

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2025

10. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2025
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of year	2,102,996	$11,064
Issued upon exercise of stock options	12,062	264
Previously recognized liability on stock options exercised for common shares	—	273
Purchase of common shares under Normal Course Issuer Bid	(33,480)	(180)
Balance – end of year	2,081,578	$11,421
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2026, the Board of Directors approved a 6% increase in the quarterly dividend to $0.625 per common share, beginning with the dividend payable on April 7, 2026.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
Normal Course Issuer Bid
On March 10, 2025, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 178,738,237 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2025 and ending March 12, 2026.
For the year ended December 31, 2025, the Company purchased 33,480,000 common shares at a weighted average price of $43.28 per common share for a total cost, including tax, of $1,467 million. Retained earnings were reduced by $1,287 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2025, up to and including March 3, 2026, the Company purchased 3,300,000 common shares at a weighted average price of $51.12 per common share for a total cost, including tax, of $169 million.
On March 4, 2026, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, and applicable securities law, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2025

Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at December 31, 2025:

	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	50,806	$33.90
Granted	19,457	43.53
Exercised for common shares	(12,062)	21.86
Surrendered for cash settlement	(524)	22.65
Forfeited	(2,943)	38.57
Outstanding – end of year	54,734	$39.83
Exercisable – end of year	11,942	$36.58
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
11. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2025	Dec 31 2024
Derivative financial instruments designated as cash flow hedges	$66	$70
Foreign currency translation adjustment	153	231
	$219	$301
12. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at December 31, 2025, the ratio was within the target range at 26.4%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS Accounting Standards and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2025	Dec 31 2024
Long-term debt	$16,617	$18,819
Less: cash and cash equivalents	673	131
Long-term debt, net	$15,944	$18,688
Total shareholders' equity	$44,366	$39,468
Debt to book capitalization	26.4%	32.1%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2025, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2025

13. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Weighted average common shares outstanding – basic (thousands of shares)		2,083,142	2,108,047	2,091,134	2,125,804
Effect of dilutive stock options (thousands of shares)		6,035	12,336	6,772	14,625
Weighted average common shares outstanding – diluted (thousands of shares)		2,089,177	2,120,383	2,097,906	2,140,429
Net earnings		$5,303	$1,138	$10,820	$6,106
Net earnings per common share	– basic	$2.55	$0.54	$5.17	$2.87
	– diluted	$2.54	$0.54	$5.16	$2.85
14. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading, cash flow hedges, or embedded derivatives.
The estimated fair values of derivative financial instruments in Level 2 and Level 3 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2025	Dec 31 2024
Balance – beginning of year	$5	$9
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3) (4) (5)	(68)	(6)
Foreign exchange	(1)	1
Other comprehensive income	(1)	1
Balance – end of year	(65)	5
Less: current portion	(8)	5
	$(57)	$—
(1)Risk management assets and liabilities are disclosed in note 6 and note 8, respectively.
(2)In the third quarter of 2025, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.30 AECO for the period of August to December 2025, and 25,000 MMBtu/d of natural gas at US$2.16 AECO for the period of January to December 2026.
(3)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative.
(4)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(5)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
Net (gain) loss from risk management activities was as follows:

	Three Months Ended		Year Ended
	Dec 31 2025	Dec 31 2024	Dec 31 2025	Dec 31 2024
Net realized risk management (gain) loss	$(27)	$146	$(89)	$168
Net unrealized risk management (gain) loss	(77)	(4)	71	9
	$(104)	$142	$(18)	$177

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2025

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2, and embedded derivatives, which are categorized as Level 3. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Dec 31, 2025
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$12,695	$12,941
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.
Embedded Derivative Contract
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement to supply 140,000 MMBtu/d of natural gas for a term of 15 years, with delivery anticipated to begin in 2030 as all conditions precedent have been waived by the counterparty. Under the terms of the agreement, the Company will deliver natural gas to its counterparty in Illinois, USA and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction. The contract includes an embedded derivative as a result of the pricing structure, and the host contract is the natural gas sales agreement with a Chicago Citygate price.
The natural gas embedded derivative contract is categorized as Level 3 within the fair value hierarchy, as the fair value is determined using a discounted estimated cash flow model which incorporates significant unobservable inputs, including future natural gas pricing and a discount rate.
The Company recognizes a (gain) loss on risk management activities in the statements of earnings related to its natural gas embedded derivative. The (gain) loss is determined by the relative movements in fair value compared to the prior period. For the three months ended December 31, 2025, the Company recognized an unrealized risk management gain of $88 million on the natural gas embedded derivative (year ended December 31, 2025 – unrealized risk management loss of $57 million). At December 31, 2025, the fair value of the embedded derivative was a liability of $57 million.
The Level 3 fair value measurements of the embedded derivative could be materially impacted by a change in the discount rate and movements in natural gas prices. The following table summarizes the impacts to the fair value of the embedded derivative resulting from changes in the specified variable over the 15-year contract. These sensitivities as at December 31, 2025 are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities.

	JKM price		Discount rate
	US$0.10/MMBtu increase	US$0.10/MMBtu decrease	1% increase	1% decrease
Fair value – increase/(decrease)	$52	$(52)	$(90)	$105
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2024.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production, and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at December 31, 2025, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2025

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper, and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, foreign exchange option contracts, SOFR loans, and commercial paper to mitigate its foreign currency exchange rate risk.
As at December 31, 2025, the Company had US$1,500 million of foreign currency forward contracts outstanding (December 31, 2024 – US$2,187 million), with original terms of up to 90 days, all of which were designated as derivatives held for trading (December 31, 2024 – US$1,521 million), and US$nil were designated as cash flow hedges (December 31, 2024 – US$666 million).
As at December 31, 2025, the Company had no foreign currency put option contracts outstanding. The Company periodically sells put option contracts which grant the purchaser the right, but not the obligation, to exercise the contract on the expiry date (European option) and are designated as derivatives held for trading. The amount that may be payable upon exercise is initially recognized as a liability valued at the amount paid by the counterparty. The option is remeasured to fair value at each reporting date with gains and losses recognized in risk management activities in net earnings. If the option expires unexercised, the remaining liability is derecognized.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at December 31, 2025, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper, and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at December 31, 2025, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,105	$—	$—	$—
Accrued liabilities	$4,255	$—	$—	$—
Long-term debt (1)	$441	$5,637	$2,489	$8,140
Other long-term liabilities (2)	$381	$268	$659	$1,863
Interest and other financing expense (3)	$971	$910	$1,860	$3,678
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $373 million; one to less than two years, $268 million; two to less than five years, $654 million; and thereafter, $1,811 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2025.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2025

15. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter
Product transportation, purchases, and processing (1) (2)	$2,241	$2,223	$2,065	$1,912	$1,758	$18,025
North West Redwater Partnership service toll (3)	$116	$95	$96	$95	$95	$3,878
Offshore vessels and equipment	$99	$—	$—	$—	$—	$—
Field equipment and power	$50	$26	$26	$24	$24	$170
Other	$122	$50	$19	$18	$18	$177
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)In the fourth quarter of 2025, in connection with the AOSP asset swap (note 4), the Company became the sole contracted shipper on the Corridor pipeline. Previously, the Company recognized a commitment associated with the pipeline, however, following the completion of the AOSP asset swap the contract has been recorded as a lease.
(3)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,792 million of interest payable over the 40-year tolling period, ending in 2058 (note 6).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2025

16. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs (1)	$4,417	$4,830	$19,102	$18,740	$89	$102	$325	$467	$33	$67	$164	$434	$4,539	$4,999	$19,591	$19,641
Natural gas (1)	706	414	2,287	1,415	2	3	13	7	—	8	30	42	708	425	2,330	1,464
Other income and revenue	18	16	92	6	—	—	—	4	—	1	1	4	18	17	93	14
Total segmented product sales	5,141	5,260	21,481	20,161	91	105	338	478	33	76	195	480	5,265	5,441	22,014	21,119
Less: royalties	(551)	(756)	(2,529)	(2,876)	—	—	(1)	(1)	(1)	(4)	(8)	(24)	(552)	(760)	(2,538)	(2,901)
Segmented revenue	4,590	4,504	18,952	17,285	91	105	337	477	32	72	187	456	4,713	4,681	19,476	18,218
Segmented expenses
Production	930	759	3,567	3,249	118	121	469	440	21	23	79	109	1,069	903	4,115	3,798
Blending and feedstock	951	1,177	4,344	4,643	—	—	—	—	—	—	—	—	951	1,177	4,344	4,643
Transportation	531	432	2,032	1,541	4	1	10	10	—	1	—	1	535	434	2,042	1,552
Depletion, depreciation and amortization (3)	1,217	1,010	4,582	3,831	215	221	1,573	279	340	46	432	297	1,772	1,277	6,587	4,407
Asset retirement obligation accretion	58	58	221	231	23	17	64	65	2	3	9	9	83	78	294	305
Risk management (gain) loss (commodity derivatives)	(85)	—	66	7	—	—	—	—	—	—	—	—	(85)	—	66	7
Gain on acquisitions, disposition, and remeasurement	—	—	(80)	—	—	—	—	—	—	—	—	—	—	—	(80)	—
Total segmented expenses	3,602	3,436	14,732	13,502	360	360	2,116	794	363	73	520	416	4,325	3,869	17,368	14,712
Segmented earnings (loss)	$988	$1,068	$4,220	$3,783	$(269)	$(255)	$(1,779)	$(317)	$(331)	$(1)	$(333)	$40	$388	$812	$2,108	$3,506
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management (gain) loss (other)
Foreign exchange (gain) loss
Gain from investment
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2025

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment Elimination and Other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs (1) (2)	$4,955	$5,362	$20,112	$19,263	$23	$21	$91	$82	$149	$(1)	$946	$98	$9,666	$10,381	$40,740	$39,084
Natural gas (1)	—	—	—	—	—	—	—	—	27	26	120	104	735	451	2,450	1,568
Other income and revenue	77	19	204	16	206	193	670	813	8	3	10	14	309	232	977	857
Total segmented product sales	5,032	5,381	20,316	19,279	229	214	761	895	184	28	1,076	216	10,710	11,064	44,167	41,509
Less: royalties	(549)	(836)	(2,867)	(2,952)	—	—	—	—	—	—	—	—	(1,101)	(1,596)	(5,405)	(5,853)
Segmented revenue	4,483	4,545	17,449	16,327	229	214	761	895	184	28	1,076	216	9,609	9,468	38,762	35,656
Segmented expenses
Production	1,253	1,019	4,693	3,921	68	70	284	315	14	16	63	59	2,404	2,008	9,155	8,093
Blending and feedstock (2)	597	741	2,218	2,462	144	160	503	669	164	13	1,006	157	1,856	2,091	8,071	7,931
Transportation	147	174	684	497	4	4	42	16	(16)	(3)	(17)	(12)	670	609	2,751	2,053
Depletion, depreciation and amortization (3)	762	621	2,780	2,258	4	3	17	16	—	—	—	—	2,538	1,901	9,384	6,681
Asset retirement obligation accretion	21	20	86	84	—	—	—	—	—	—	—	—	104	98	380	389
Risk management (gain) loss (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	(85)	—	66	7
Gain on acquisitions, disposition, and remeasurement	(4,989)	—	(4,989)	—	—	—	—	—	—	—	—	—	(4,989)	—	(5,069)	—
Total segmented (income) expenses	(2,209)	2,575	5,472	9,222	220	237	846	1,016	162	26	1,052	204	2,498	6,707	24,738	25,154
Segmented earnings (loss)	$6,692	$1,970	$11,977	$7,105	$9	$(23)	$(85)	$(121)	$22	$2	$24	$12	$7,111	$2,761	$14,024	$10,502
Non-segmented expenses
Administration													160	127	615	503
Share-based compensation													83	44	180	279
Interest and other financing expense													245	142	834	592
Risk management (gain) loss (other)													(19)	142	(84)	170
Foreign exchange (gain) loss													(206)	720	(762)	955
Gain from investment													—	—	—	(56)
Total non-segmented expenses													263	1,175	783	2,443
Earnings before taxes													6,848	1,586	13,241	8,059
Current income tax													543	221	1,911	1,531
Deferred income tax													1,002	227	510	422
Net earnings													$5,303	$1,138	$10,820	$6,106
(1)Product sales in the North America Exploration and Production and Oil Sands Mining and Upgrading segments originate in Canada.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.
(3)Includes a $1,462 million non-cash recoverability charge for revisions to abandonment and decommissioning costs in the North Sea, a $269 million non-cash recoverability charge related to the decision to not pursue an extension of the Company's PSC for the Espoir field in Offshore Africa, and a $46 million non-cash derecognition of exploration and evaluation assets related to the decision to not pursue development of Kossipo in Offshore Africa, for the year ended December 31, 2025 (notes 3 and 4).

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2025

Capital Expenditures (1)

	Year Ended
	Dec 31, 2025			Dec 31, 2024
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America (3)	$115	$71	$186	$406	$(29)	$377
Offshore Africa	—	(46)	(46)	6	(62)	(56)
Oil Sands Mining and Upgrading	—	(13)	(13)	—	(7)	(7)
	115	12	127	412	(98)	314
Property, plant and equipment
Exploration and Production
North America (3)	4,249	(317)	3,932	5,627	(146)	5,481
North Sea	16	—	16	39	295	334
Offshore Africa	467	80	547	197	8	205
	4,732	(237)	4,495	5,863	157	6,020
Oil Sands Mining and Upgrading (3) (4)	1,844	1,381	3,225	8,104	(134)	7,970
Midstream and Refining	8	—	8	11	—	11
Head Office	92	—	92	41	—	41
	6,676	1,144	7,820	14,019	23	14,042
	$6,791	$1,156	$7,947	$14,431	$(75)	$14,356
(1)This table provides a reconciliation of capitalized costs, reported in note 3 and note 4, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $320 million for exploration and evaluation assets and $2,553 million for property, plant and equipment within the North America Exploration and Production segment, and $6,175 million for property, plant and equipment within the Oil Sands Mining and Upgrading segment acquired from Chevron in the fourth quarter of 2024.
(4)Includes the non-cash gain on remeasurement and gain on disposition related to the AOSP asset swap completed in the fourth quarter of 2025 (note 4).
Segmented Assets

	Dec 31 2025	Dec 31 2024
Exploration and Production
North America	$33,462	$32,670
North Sea	789	702
Offshore Africa	1,398	1,412
Other	35	31
Oil Sands Mining and Upgrading	54,699	49,221
Midstream and Refining	1,142	1,099
Head Office	305	224
	$91,830	$85,359

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2025

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated August 2025. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2025:
Interest coverage (times)
Net earnings (1)	16.9x
Adjusted funds flow (2)	21.8x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	25	Three months and year ended December 31, 2025